August 19, 2024

Confidential Submission Via EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc. Draft Registration Statement on Form S-1 Submitted July 9, 2024 CIK No. 0001709628

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated August 5, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted to the Commission on July 8, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Draft Registration Statement on Form S-1 submitted July 9, 2024

Prospectus Summary, page 2

1.	Please provide the basis for your claim that in 2023 your Remote Guarding services “deterred over 97% of all threatening incidences” for your customers.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 22, 31 and 33 of the Amendment to provide additional detail regarding the basis for its 97% deterrence rate.

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Risk Factors, page 6

2.	To the extent material, please revise your risk factor disclosure to address: risk that the opening trading price may not be related to historical sales prices; uncertainty associated with the fact that few companies have undertaken direct listings to date; and any impact of the company’s brand and consumer recognition on the demand for shares.

The Company respectfully acknowledges the Staff’s comment and has added additional risk factor disclosure on pages 14 and 17 of the Amendment, addressing the risk that the opening trading price may not be related to historical sales prices; uncertainty associated with the fact that few companies have undertaken direct listings to date; and the impact of awareness of the Company’s brand and investor recognition of the Company on the demand for shares.

3.	Please provide risk factor disclosure addressing the material factors that raise substantial doubt about your ability to continue as a going concern.

The Company respectfully acknowledges the Staff’s comment and has added additional risk factor disclosure on page 12 of the Amendment, addressing the material factors that raise substantial doubt about the Company’s ability to continue as a going concern.

4.	We note your disclosure on page 43 that, in 2023, three customers accounted for 40% of your revenue and that, in 2022, three customers accounted for 46% of your revenue. Please provide risk factor disclosure regarding risks stemming from your customer concentration.

The Company respectfully acknowledges the Staff’s comment and has added additional risk factor disclosure on page 13 of the Amendment regarding risks stemming from our customer concentration.

5.	We note your disclosure elsewhere regarding your obligations to indemnify. Please clarify whether you have agreed to indemnify certain the Registered Stockholders for certain claims arising in connection with sales under this prospectus. If so, discuss the impact, if any, of large indemnity payments on the company.

The Company respectfully acknowledges the Staff’s comment and has added additional risk factor disclosure beginning on page 17 of the Amendment, clarifying that the Company has not agreed to indemnify the Registered Stockholders for claims arising in connection with sales under the prospectus that forms a part of the registration statement, and addressing the impact of large indemnity claims by directors and officers on the Company.

Results of Operations, page 26

6.	We note you describe multiple factors that impacted your results of operations; however, you do not appear to quantify the impact of or explain the drivers behind each factor. For example:

•	You indicate that cloud video surveillance revenue, remote guarding revenue, and hardware revenue increased by 66%, 1948% and 4622%, respectively, in the first three months of 2024 compared to the first three months of 2023.

•	You attribute increased cost of goods sold in the first three months of 2024 to increased sales costs, such as hosting costs, the costs of equipment sold, installation costs and the costs of your operations department.

•	You attribute the increase in revenue for fiscal year 2023 to your expanded customer base.

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Please revise throughout to quantify each material factor, including any offsetting factors that contributed to your results of operations including a quantified discussion for each service or product offering that contributed to such a change. In addition, you should refrain from using qualitative terms such as “primarily” in lieu of providing specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has added additional disclosure throughout the Results of Operations beginning on page 25 of the Amendment to quantify the impact of, or explain the drivers behind, the material factors that contributed to its results of operations.

Liquidity and Capital Resources, page 29

7.	You indicate that your anticipated operating requirements for the next twelve months, assuming the maintenance of your current operations, exceed your available capital resources. Please expand your disclosure to include your estimated material cash requirements over the next twelve months and describe the level of operations that you will be able to perform with your existing capital resources and liquidity.

The Company respectfully acknowledges the Staff’s comment and has added additional disclosure beginning on page 28 of the Amendment to address its material cash requirements over the next twelve months and measures that the Company may take to conserve liquidity and capital resources.

8.	Please revise to include a discussion of your cash flows from operating, investing and financing activities.

The Company respectfully acknowledges the Staff’s comment and has added additional disclosure beginning on page 27 of the Amendment to address cash flows from operating and financing activities.

Our Key Customers, page 42

9.	Please clarify the term “sales” as used in relation to your discussion of key customers in the first paragraph on page 44.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 of the Amendment to replace the term “sales” with the more accurate term “revenues.”

10.	We note your disclosure that you have strategically partnered with “some of the largest property management groups in the industry.” Please discuss your strategic partnerships with each of these brands and the amount of revenue you generate from these customers, if material. Please avoid highlighting customers based on the customers’ size or name recognition rather than their contribution to your business.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40 of the Amendment regarding its relationships with its key customers.

Business

Regulatory Environment, page 44

11.	Please expand your disclosure regarding the laws and regulations central to your business to which you are subject. In addition, you disclose on page 38 that your customers are “responsible for their own compliance with applicable laws and regulations” with regard to the use of your Facial Recognition technology. Please describe whether you are subject to liability or laws with respect to your customers’ use of your technology. Provide related risk factor disclosure, if material.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37 to discuss the laws and regulations central to the Company’s business and the relationship between the Company’s and its customers’ compliance roles. The Company has also added additional risk factor disclosure on page 6.

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Principal and Registered Stockholders, page 60

12.	Please identify the natural person or persons who have voting and/or investment control of the shares held by Upward Labs AC/SB LLC and disclose whether you have any material relationships with this shareholder. Further, revise the chart to indicate which columns represent holdings of Class A and Class B shares.

The Company respectfully acknowledges the Staff’s comment and has revised the chart to identify the natural person who has voting and investment control of the shares held by Upwards Labs AC/SB LLC. The Company advises the Staff that it does not have any material relationships with this shareholder.

Description of Capital Stock, page 62

13.	Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose under what circumstances Class A common stockholders are entitled to a separate class vote under Delaware law.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 of the Amendment to provide a more detailed description of the material voting rights of the Class A common stockholders.

Exclusive Forum, page 64

14.	We note your disclosure that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please clarify your disclosure regarding claims arising under the Exchange Act to state clearly that the Exchange Act confers exclusive federal jurisdiction over such claims.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 of the Amendment to disclose that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act, that there is uncertainty as to whether a court would enforce the United States of America as the exclusive forum for claims arising under the Securities Act, and to clarify that the Exchange Act confers exclusive federal jurisdiction over claims arising under the Exchange Act. The Company has also added additional risk factor disclosure on page 17.

Plan of Distribution, page 73

15.	Please clarify whether the fee paid to the Advisor is entirely contingent on the successful consummation of the direct listing or whether any portion of the fee is required to be paid regardless of whether the direct listing is completed.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Amendment to clarify that the Advisor received 700,000 shares of the Company’s Class A common stock in connection with its engagement that the remaining fees will be contingent on the successful consummation of the direct listing.

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16.	Please discuss the Advisor’s role in Nasdaq’s price validation test, if any, under the Nasdaq rules.

The Company respectfully acknowledges the Staff’s comment and has added disclosure on the cover page and pages 14 and 59 of the Amendment to discuss the Advisor’s role in Nadaq’s price validation test under the Nasdaq rules.

17.	Please disclose whether you will be involved in Nasdaq’s price-setting mechanism or will coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

The Company respectfully acknowledges the Staff’s comment and has revised the cover page and page 60 of the Amendment to clarify that we will not be involved in Nasdaq’s price-setting mechanism or will coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

Financial Statements, page F-3

18.	We note your auditor expressed an opinion on your consolidated balance sheet as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholder’s equity and cash flows for the years then ended. We also note:

•	the financial statements presented on pages F-3 through F-6 are labelled “condensed;”

•	the column headings for the annual periods presented in the statement of operations are 2023 and 2024;

•	the statement of stockholders’ equity only includes 2023; and

•	the statement of cash flows is labelled “unaudited.”

Please revise as necessary to ensure your consolidated financial statements for 2023 and 2022 are completely and accurately presented.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the:

•	financial statement headings on pages F-3 though F-6 of the Amendment to remove the “condensed” label;

•	column headings for the annual periods presented in the statement of operations to reflect 2023 and 2022;

•	statement of stockholders’ equity to include 2023 and 2022; and

•	heading in the statement of cash flows to remove the “unaudited” label.

The Company further advises the Staff that it has made additional revisions throughout its financial statements for 2023 and 2022 to ensure that they are completely and accurately presented.

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19.	We note your disclosure that a non-cash loss on impairment was recorded on December 31, 2023 reflecting goodwill impairment charges totaling $1.67 million. Please present the impairment loss as a separate line item on the income statement within continuing operations in accordance with ASC 350-20-45-2 and expand your disclosures related to goodwill to comply with the requirements of ASC 350-20-50.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has presented “Goodwill impairment loss” as a separate line item in the Statement of Operations for the year ended December 31, 2023 on page F-3, in accordance with ASC 350-20-45-2, and has expanded its disclosure in Note 2 – Summary of Significant Accounting Policies – Goodwill on page F-7 to comply with the requirements of ASC 350-20-50.

Note 8 - Subsequent Events, page F-13

20.	It appears you recorded the goodwill impairment in 2023 so it is unclear why you are disclosing it as a subsequent event. Please remove this disclosure or advise us.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the goodwill impairment disclosure from its “Subsequent Events” footnote on page F-10 of the Amendment and presented it as a separate line item in its Statement of Operations on page F-3.

Condensed Consolidated Statement of Cash Flows, page F-17

21.	We note the reported balance of March 31, 2024 Cash at End of Period is not consistent with cash on the March 31, 2024 balance sheet. Please revise as necessary.

The Company respectfully acknowledges the Staff’s comment and advises that it has updated its consolidated financial statements to cover the quarterly period ended June 30, 2024, and has ensured that the Cash at End of Period on its consolidated statement of cash flows is consistent with the cash on hand reflected on its balance sheet.

General

22.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither it nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

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Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler

Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.

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